SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

Envestnet, Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

29404K 10 6

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

CUSIP No. 29404K 10 6	13G	Page 2 of 11 Pages
1.	Names of Reporting Persons Foundation Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,459,390 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,459,390 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,390 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 7.8% (3)
12.	Type of Reporting Person (see instructions) PN

(1)

This statement on Schedule 13G is filed by Foundation Capital III, L.P. (“FC3”), Foundation Capital III Principals Fund, L.L.C. (“FC3P”), Foundation Capital Management Co. III, L.L.C. (“FCM3”), Foundation Capital Leadership Fund, L.P. (“FCL”), Foundation Capital Leadership Principals Fund, L.L.C. (“FCLP”) and FC Leadership Management Co., L.L.C. (“FCLM,” together with FC3, FC3P, FCM3, FCL and FCLP, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,448,895 shares held by FC3; (ii) 304,342 shares held by FC3P; (iii) 687,813 shares held by FCL; and (iv) 18,340 shares held by FCLP.  FCM3 serves as the sole general partner of FC3 and serves as the manager of FC3P.  As such, FCM3 possesses voting and dispositive power over the shares held by FC3 and FC3P, and may be deemed to have indirect beneficial ownership of the shares held by FC3 and FC3P.  FCM3 owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and FCLP and may be deemed to have indirect beneficial ownership of the shares held by FCL and FCLP.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 31,366,875 shares of the Common Stock outstanding (as of November 1, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

2.

CUSIP No. 29404K 10 6	13G	Page 3 of 11 Pages
1.	Names of Reporting Persons Foundation Capital III Principals Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,459,390 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,459,390 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,390 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 7.8% (3)
12.	Type of Reporting Person (see instructions) OO

(1)

This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,448,895 shares held by FC3; (ii) 304,342 shares held by FC3P; (iii) 687,813 shares held by FCL; and (iv) 18,340 shares held by FCLP.  FCM3 serves as the sole general partner of FC3 and serves as the manager of FC3P.  As such, FCM3 possesses voting and dispositive power over the shares held by FC3 and FC3P, and may be deemed to have indirect beneficial ownership of the shares held by FC3 and FC3P.  FCM3 owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and FCLP and may be deemed to have indirect beneficial ownership of the shares held by FCL and FCLP.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 31,366,875 shares of the Common Stock outstanding (as of November 1, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

3.

CUSIP No. 29404K 10 6	13G	Page 4 of 11 Pages
1.	Names of Reporting Persons Foundation Capital Management Co. III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,459,390 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,459,390 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,390 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 7.8%
12.	Type of Reporting Person (see instructions) OO

(1)

This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,448,895 shares held by FC3; (ii) 304,342 shares held by FC3P; (iii) 687,813 shares held by FCL; and (iv) 18,340 shares held by FCLP.  FCM3 serves as the sole general partner of FC3 and serves as the manager of FC3P.  As such, FCM3 possesses voting and dispositive power over the shares held by FC3 and FC3P, and may be deemed to have indirect beneficial ownership of the shares held by FC3 and FC3P.  FCM3 owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and FCLP and may be deemed to have indirect beneficial ownership of the shares held by FCL and FCLP.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 31,366,875 shares of the Common Stock outstanding (as of November 1, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

4.

CUSIP No. 29404K 10 6	13G	Page 5 of 11 Pages
1.	Names of Reporting Persons Foundation Capital Leadership Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,459,390 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,459,390 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,390 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 7.8% (3)
12.	Type of Reporting Person (see instructions) PN

(1)

This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,448,895 shares held by FC3; (ii) 304,342 shares held by FC3P; (iii) 687,813 shares held by FCL; and (iv) 18,340 shares held by FCLP.  FCM3 serves as the sole general partner of FC3 and serves as the manager of FC3P.  As such, FCM3 possesses voting and dispositive power over the shares held by FC3 and FC3P, and may be deemed to have indirect beneficial ownership of the shares held by FC3 and FC3P.  FCM3 owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and FCLP and may be deemed to have indirect beneficial ownership of the shares held by FCL and FCLP.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 31,366,875 shares of the Common Stock outstanding (as of November 1, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

5.

CUSIP No. 29404K 10 6	13G	Page 6 of 11 Pages
1.	Names of Reporting Persons Foundation Capital Leadership Principals Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,459,390 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,459,390 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,390 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 7.8% (3)
12.	Type of Reporting Person (see instructions) OO

(1)

This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,448,895 shares held by FC3; (ii) 304,342 shares held by FC3P; (iii) 687,813 shares held by FCL; and (iv) 18,340 shares held by FCLP.  FCM3 serves as the sole general partner of FC3 and serves as the manager of FC3P.  As such, FCM3 possesses voting and dispositive power over the shares held by FC3 and FC3P, and may be deemed to have indirect beneficial ownership of the shares held by FC3 and FC3P.  FCM3 owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and FCLP and may be deemed to have indirect beneficial ownership of the shares held by FCL and FCLP.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 31,366,875 shares of the Common Stock outstanding (as of November 1, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

6.

CUSIP No. 29404K 10 6	13G	Page 7 of 11 Pages
1.	Names of Reporting Persons FC Leadership Management Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,459,390 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,459,390 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,390 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 7.8%
12.	Type of Reporting Person (see instructions) OO

(1)

This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,448,895 shares held by FC3; (ii) 304,342 shares held by FC3P; (iii) 687,813 shares held by FCL; and (iv) 18,340 shares held by FCLP.  FCM3 serves as the sole general partner of FC3 and serves as the manager of FC3P.  As such, FCM3 possesses voting and dispositive power over the shares held by FC3 and FC3P, and may be deemed to have indirect beneficial ownership of the shares held by FC3 and FC3P.  FCM3 owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and FCLP and may be deemed to have indirect beneficial ownership of the shares held by FCL and FCLP.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 31,366,875 shares of the Common Stock outstanding (as of November 1, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

7.

Item 1(a).	Name of Issuer: Envestnet, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 35 East Wacker Drive, Suite 2400 Chicago, IL 60601
Item 2(a).

Name of Person Filing:

Foundation Capital III, L.P. (“FC3”)

Foundation Capital III Principals Fund, L.L.C. (“FC3P”)

Foundation Capital Management Co. III, L.L.C. (“FCM3”)

Foundation Capital Leadership Fund, L.P. (“FCL”)

Foundation Capital Leadership Principals Fund, L.L.C. (“FCLP”)

FC Leadership Management Co., L.L.C. (“FCLM”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Foundation Capital 250 Middlefield Road Menlo Park, California 94025
Item 2(c).

Citizenship:

FC3

–

Delaware, United States of America

FC3P

–

Delaware, United States of America

FCM3

–

Delaware, United States of America

FCL

–

Delaware, United States of America

FCLP

–

Delaware, United States of America

FCLM

–

Delaware, United States of America

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 29404K 10 6
Item 3.	Not applicable.

8.

Item 4.  Ownership.  The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
FC3	1,448,895	0	2,459,390	0	2,459,390	2,459,390	7.8%
FC3P	304,342	0	2,459,390	0	2,459,390	2,459,390	7.8%
FCM3 (2)	0	0	2,459,390	0	2,459,390	2,459,390	7.8%
FCL	687,813	0	2,459,390	0	2,459,390	2,459,390	7.8%
FCLP	18,340	0	2,459,390	0	2,459,390	2,459,390	7.8%
FCLM (2)	0	0	2,459,390	0	2,459,390	2,459,390	7.8%

(1)

Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)

FCM3 serves as the sole general partner of FC3 and serves as the manager of FC3P.  As such, FCM3 possesses voting and dispositive power over the shares held by FC3 and FC3P, and may be deemed to have indirect beneficial ownership of the shares held by FC3 and FC3P.  FCM3 owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and FCLP and may be deemed to have indirect beneficial ownership of the shares held by FCL and FCLP.  FCLM owns no securities of the Issuer directly.

(3)

This percentage is calculated based upon 31,366,875 shares of the Common Stock outstanding (as of November 1, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

Not applicable.

9.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

Foundation Capital Management Co. III, L.L.C.

By:       /s/ William B. Elmore

Member

Foundation Capital III, L.P.

By:

Foundation Capital Management Co. III, L.L.C.

its General Partner

By:       /s/ William B. Elmore

Member

Foundation Capital III Principals Fund, L.L.C.

By:

Foundation Capital Management Co. III, L.L.C.

its Manager

By:       /s/ William B. Elmore

Member

FC Leadership Management Co., L.L.C.

By:       /s/ William B. Elmore

Member

Foundation Capital Leadership Fund, L.P.

By:

FC Leadership Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Member

Foundation Capital Leadership Principals Fund, L.L.C.

By:

FC Leadership Management Co., L.L.C.

its Manager

By:       /s/ William B. Elmore

Member

Exhibit(s):

Exhibit 99.1:

Joint Filing Statement

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

10.

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Envestnet, Inc.

Dated:  February 11, 2011

Foundation Capital Management Co. III, L.L.C.

By:       /s/ William B. Elmore

Member

Foundation Capital III, L.P.

By:

Foundation Capital Management Co. III, L.L.C.

its General Partner

By:       /s/ William B. Elmore

Member

Foundation Capital III Principals Fund, L.L.C.

By:

Foundation Capital Management Co. III, L.L.C.

its Manager

By:       /s/ William B. Elmore

Member

FC Leadership Management Co., L.L.C.

By:       /s/ William B. Elmore

Member

Foundation Capital Leadership Fund, L.P.

By:

FC Leadership Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Member

Foundation Capital Leadership Principals Fund, L.L.C.

By:

FC Leadership Management Co., L.L.C.

its Manager

By:       /s/ William B. Elmore

Member

11.